Exhibit 99.61

Hole AR-16-81c3 Returns 23.0 m at 17.19% U3O8 including 5.0 m at

49.27% U3O8 including High Grade Gold at the Arrow Deposit

Vancouver, BC, July 19, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE) is pleased to report assay results for 8 holes from our recently completed winter 2016 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Highlights:

A2 Sub-Zone

Extensive and continuous high grade uranium mineralization in the higher grade A2 sub-zone (the “Sub-Zone) is confirmed with 2 assay results reported herein.

•	AR-16-81c3 (127 m up-dip and southwest from AR-15-44b) intersected 23.0 m at 17.19% U3O8 including 9.5 m at 39.82% U3O8 and 5.0 m at 49.27% U3O8.

•	AR-16-86c1 (84 m up-dip and southwest from AR-15-44b) intersected 44.5 m at 8.85% U3O8 including 19.0 m at 20.40% U3O8 and 5.0 m at 39.52% U3O8.

A2 Shear High Grade Domain

•	AR-16-80c4 (110 m up-dip and southwest from AR-15-44b) intersected 25.0 m at 6.38% U3O8 including 10.0 m at 14.66% U3O8.

•	AR-16-84c2 (33 m up-dip and northeast from AR-15-44b) intersected 39.0 m at 2.10% U3O8 including 18.5 m at 4.27% U3O8.

•	AR-16-84c3 (34 m up-dip and northeast from AR-15-44b) intersected 31.0 m at 3.26% U3O8 including 18.0 m at 5.58% U3O8 and 6.5 m at 10.89% U3O8.

•	AR-16-85c1 (90 m up-dip and southwest from AR-15-44b) intersected 24.0 m at 4.40% U3O8 including 3.5 m at 29.15% U3O8.

Substantial mineralization was intersected completely outside the current boundary of the A2 high grade domain in six holes (Figure 1). There is significant potential for continued expansion and this will be a focus of the 35,000 m summer drilling program.

High Grade Gold

High grade assays intersected in the A2 shear also contain high grade gold and silver values, with individual 0.5 m samples ranging from below detection limits up to 90.4 g/t Au and 418 g/t Ag (Table 1). Hole AR-16-81c3 returned 9.5 m at 7.9 g/t Au and AR-16-86c1 returned 20.4 m at 1.9 g/t Au. Also of significant importance, geochemical analyses continue to show very low concentrations of deleterious elements (arsenic, antimony, selenium), which is a favourable characteristic for processing of uranium ores in the Athabasca Basin.

A three-dimensional view of the A2 High Grade Domain, a plan map, and the A2 long section are shown in Figures 1 to 3.

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow Deposit currently covers an area of 870 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The summer 2016 program comprising 35,000 m of drilling is underway with six drill rigs active. A seventh drill rig will be put into service imminently.

•	The Company has cash on hand of approximately $100 million.

Garrett Ainsworth, Vice-President, Exploration and Development, commented “Our winter drilling program has exceeded all of our expectations. As shown in Figure 1, drill holes -81c3 and -86cl are on the very edges of the A2 high grade domain where substantial intervals of high grade uranium are completely outside the high grade domain. We look forward to delivering continued success throughout the summer program and beyond.”

Leigh Curyer, Chief Executive Officer commented: “Assay results today continue to show the robustness of the A2 Sub-Zone which continuously returns high uranium grades on a world scale. These results are also inclusive of significant gold values and very low deleterious elements which is a favourable characteristic for processing of uranium ores in the Athabasca Basin.”

Table 1: Selected A2 Shear Assay Results

Drill Hole	SRC Geoanalytical Results
Hole ID	From (m)	To (m)	Interval (m)	U3O8 (wt%)	Au (g/t)	Ag (g/t)	Cu (wt%)	Mo (wt%)	As (wt%)	Sb (wt%)	Se (wt%)
AR-16-80c4	529.0	554.0	25.0	6.38	1.1	37.8	0.07	0.18	<0.01	<0.01	<0.01
incl.	536.0	546.0	10.0	14.66	2.4	73.7	0.04	0.28	0.01	<0.01	0.01
AR-16-81c3	546.0	569.0	23.0	17.19	3.4	77.5	0.25	0.20	0.02	<0.01	0.01
incl.	553.5	563.0	9.5	39.82	7.9	163.9	0.57	0.23	0.03	<0.01	0.02
incl.	555.0	560.0	5.0	49.27	10.7	210.3	0.85	0.24	0.04	<0.01	0.02
incl.	559.5	560.0	0.5	43.20	90.4	209.0	0.61	0.19	0.01	<0.01	0.02
AR-16-84c2	535.5	574.5	39.0	2.10	0.3	11.2	0.05	0.04	<0.01	<0.01	<0.01
incl.	554.0	572.5	18.5	4.27	0.5	18.9	0.05	0.04	0.01	<0.01	<0.01
AR-16-84c3	540.0	571.0	31.0	3.26	0.2	18.1	0.08	0.05	0.01	<0.01	<0.01
incl.	548.5	566.5	18.0	5.58	0.3	28.6	0.12	0.05	0.02	<0.01	0.01
incl.	560.0	566.5	6.5	10.89	0.6	54.4	0.25	0.12	0.03	<0.01	0.01
AR-16-85c1	460.0	484.0	24.0	4.40	0.2	37.5	0.01	0.01	0.05	<0.01	<0.01
incl.	465.5	469.0	3.5	29.15	0.9	252.0	0.05	0.04	0.29	<0.01	<0.01
incl.	467.0	467.5	0.5	49.00	0.8	418.0	0.04	0.03	0.25	<0.01	<0.01
AR-16-86c1	402.0	446.5	44.5	8.85	0.9	49.0	0.05	0.13	0.05	<0.01	0.01
incl.	423.5	442.5	19.0	20.40	1.9	113.1	0.11	0.28	0.10	<0.01	0.03
incl.	428.5	433.5	5.0	39.52	1.0	199.2	0.05	0.22	0.24	<0.01	0.03

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8, Ag, Cu, Mo analyzed by ICP-OES, Au analyzed by fire assay, As, Sb, Se analyzed by ICP-MS at SRC Geoanalytical Laboratories, Saskatoon, Saskatchewan.

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Figure 1: Three-Dimensional View of the A2 High Grade Domain

AR-16-86c1
AR-16-85c2
AR-16-85c1
AR-16-84c3
AR-16-80c3
AR-16-80c4
AR-16-81c3
AR-16-84c2
5.0
2.0
1.0
0.2
0.05
0.01
U3O8 %
Plunge: +10
Azimuth: 25°
Looking NE

Arrow Deposit
A2 High Grade Domain
July 19, 2016

NexGen Energy Ltd.

Figure 2: Arrow Deposit Drill Hole Locations

Figure 3: A2 Mineralized Shear Long Section (Close Up of Sub-Zone)

NexGen
Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m / 57.0m — >10,000 cps Anomalous Radioactivity
11.56% — % U3O8
56.5m — Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
July 19, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
86c2
85c3
85c4
48c1
86c1
8.85%
44.5m
58c2
59c1
41
57c5
91c3
57c2
45b
57c3
57c4
3.94%
81.0m
80c1
85c1
85c2
81c1
80c2
80c3
54c1
7.03%
39.5m
91c1
64c1
6.97%
48.5m
78c1
12.94%
37.5m
91c4
7.39%
17.0m
48c2
59c2
5.42%
68.5m
76c1
11.29%
67.5m
63c1
4.51%
45.0m
58c1
6.35%
124.0m
62
91c2
22.4m
89.0m
84c1
49c2
8.77%
69.0m
78c2
6.24%
19.5m
43a
81c2
76c2
80c4
64c2
84c3
34b
81c3
17.19%
23.0m
59c4
76c3
10.28%
74.0m
63c3
8.28%
15.0m
and
2.30%
119.0m
15.20%
42.0m
and
12.99%
46.5m
63c2
11.15%
48.5m
84c2
78c3
2.16%
37.5m
11.55%
56.5m
51
76c4
1.97%
32.0m
and
2.09%
68.0m
48c3
44b
6.14%
28.0m
and
3.48%
26.5m
64c3
74c1
3.41%
47.0m
and
2.21%
16.0m
84c4
78c4
17.6%
37.5m
and
2.64%
33.5m
and
2.22%
30.0m
15
92c1
74c2
72c1
38
53c1
61c2
54c2
74c4
72c2
4.65%
33.5m
and
4.08%
11.0m
56c1
74c3
61c3
53c2
60c1
37
56c2
54c4
32

Table 2: Arrow Deposit Assay Results

Drill Hole				Athabasca Group—Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (Wt%)
AR-16-80c3	147	-70	585.00	120.20	450.50	452.00	1.50	0.05
					469.00	471.00	2.00	0.85
					474.00	509.00	35.00	0.70
					515.00	520.00	5.00	0.04
					537.50	554.00	16.50	0.16
					556.50	560.00	3.50	0.08
					568.00	578.00	10.00	0.06
AR-16-80c4	147	-70	618.00	120.20	487.50	493.00	5.50	0.10
					496.00	508.50	12.50	0.40
					511.00	526.00	15.00	0.89
					529.00	554.00	25.00	6.38
				incl.	536.00	546.00	10.00	14.66
					571.00	588.00	17.00	0.08
					602.50	605.00	2.50	0.04
AR-16-81c3	145	-69	932.00	111.00	513.50	518.50	5.00	0.19
					521.00	531.50	10.50	0.22
					535.50	539.50	4.00	0.05
					546.00	569.00	23.00	17.19
				incl.	553.50	563.00	9.50	39.82
.				incl.	555.00	560.00	5.00	49.27
					594.50	595.50	1.00	0.05
					604.50	611.00	6.50	0.13
					614.00	615.50	1.50	0.02
					620.00	622.00	2.00	0.10
					628.00	629.00	1.00	0.03
					634.00	636.00	2.00	0.10
					645.00	650.50	5.50	0.14
					661.50	679.00	17.50	0.13
					698.00	698.50	0.50	0.03
					704.00	713.00	9.00	0.27
					717.00	718.00	1.00	0.10
					725.00	730.00	5.00	0.02
					764.50	771.00	6.50	0.05
					782.00	783.00	1.00	0.02
					804.50	805.50	1.00	0.04
					817.50	830.00	12.50	0.06

					833.50	834.50	1.00	0.07
					839.50	849.00	9.50	0.05
					894.00	899.00	5.00	0.76
					904.50	906.00	1.50	0.04
AR-16-84c2	315	-71	864.00	127.00	409.00	413.00	4.00	0.11
					417.00	425.50	8.50	0.05
					440.50	445.00	4.50	0.01
					448.50	452.00	3.50	0.02
					458.50	459.50	1.00	0.04
					469.50	484.50	15.00	0.04
					487.00	493.00	6.00	0.06
					499.50	500.00	0.50	0.04
					514.00	523.00	9.00	0.11
					535.50	574.50	39.00	2.10
				incl.	554.00	572.50	18.50	4.27
					580.00	581.50	1.50	0.58
					584.50	590.00	5.50	1.12
					595.00	597.50	2.50	0.04
					612.00	617.50	5.50	0.03
					624.00	625.50	1.50	0.05
					672.00	686.00	14.00	0.07
					689.00	690.00	1.00	0.01
					694.50	711.50	17.00	0.04
AR-16-84c3	315	-71	813.00	127.00	419.50	423.50	4.00	0.04
					427.00	427.50	0.50	0.03
					433.00	445.00	12.00	0.04
					452.00	453.50	1.50	0.18
					457.50	460.50	3.00	0.04
					465.50	466.50	1.00	0.02
					472.50	485.00	12.50	0.03
					490.00	496.50	6.50	0.03
					501.00	513.00	12.00	0.02
					540.00	571.00	31.00	3.26
.				incl.	548.50	566.50	18.00	5.58
				incl.	560.00	566.50	6.50	10.89
					576.00	581.00	5.00	1.76
					585.00	586.00	1.00	0.06
					588.50	593.50	5.00	0.15
					677.50	680.00	2.50	0.26
					692.00	698.50	6.50	0.11
					704.00	717.00	13.00	1.39

					719.50	733.50	14.00	0.35
					739.50	744.00	4.50	0.03
					763.50	772.50	9.00	0.03
AR-16-85c1	143	-70	978.00	114.40	404.50	405.00	0.50	0.10
					410.00	410.50	0.50	0.08
					416.50	418.00	1.50	0.09
					430.50	444.50	14.00	0.03
					460.00	484.00	24.00	4.40
				incl.	465.50	469.00	3.50	29.15
					590.00	599.00	9.00	0.03
					636.00	643.50	7.50	0.04
					646.00	653.50	7.50	0.03
					660.00	660.50	0.50	0.06
					663.00	674.50	11.50	0.53
					677.00	682.00	5.00	0.02
					702.50	709.00	6.50	0.01
					731.50	735.00	3.50	0.05
					816.00	817.00	1.00	0.20
					825.00	832.00	7.00	0.13
					835.50	838.50	3.00	0.40
					851.00	852.50	1.50	0.05
					864.50	875.50	11.00	0.06
					878.50	879.00	0.50	0.16
					893.00	895.50	2.50	0.12
					921.00	922.00	1.00	0.05
					940.00	942.00	2.00	0.10
					954.50	955.00	0.50	0.15
AR-16-85c2	143	-70	606.00	114.40	428.00	472.00	44.00	0.37
					475.00	495.50	20.50	0.05
					529.00	532.00	3.00	0.01
					579.50	581.50	2.00	0.02
					599.50	601.00	1.50	0.02
AR-16-86c1	142	-71	897.00	110.50	402.00	446.50	44.50	8.85
				incl.	423.50	442.50	19.00	20.40
				incl.	428.50	433.50	5.00	39.52
					449.00	488.00	39.00	0.10
					494.00	503.50	9.50	0.11
					513.50	520.00	6.50	0.03
					560.00	566.00	6.00	0.04
					571.00	625.00	54.00	0.10
					630.00	632.50	2.50	0.01

637.00	665.00	28.00	0.26
670.00	671.00	1.00	0.05
680.50	692.50	12.00	0.15
696.50	719.00	22.50	0.32
722.50	726.50	4.00	0.93
729.00	730.00	1.00	0.07
744.00	756.00	12.00	0.33
758.50	760.00	1.50	0.07
767.50	769.00	1.50	0.30
817.00	824.50	7.50	0.51
829.50	845.50	16.00	0.74

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has an experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow discovery in February 2014 and the Bow discovery, 3.7 km along trend and northeast of Arrow, in March 2015 The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and preparation and release of an updated mineral resource estimate. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.